November 2, 2007

By U.S. Mail and Facsimile to (202) 772-9210

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

Attn:    Jay E. Ingram
         Attorney Advisor

Re:   Unisys Corporation
      Definitive 14A
      Filed March 19, 2007
      File No. 001-08729

Dear Mr. Ingram:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments contained in the Commission's August 21, 2007 letter regarding the proxy statement referenced above. For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the Company's response.

COMMENT:
Compensation Committee, page 7

1. With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K. Your disclosure in this regard lacks discussion of whether Towers Perrin is engaged directly by the Compensation Committee. Also disclose the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

RESPONSE:

Under its charter, the Compensation Committee has sole authority to retain and terminate any outside compensation consultants, including sole authority to approve the consultant's fees and other retention terms. Towers Perrin serves at the pleasure of the Committee and performs such duties as are requested by the Committee from time to time. In 2006, those duties consisted primarily of providing market data and advice to the Committee that was used to determine executive and director compensation, particularly analyses of the Company's executive and director compensation in comparison to the benchmark companies. Towers Perrin speaks with the chairman of the Compensation Committee, as well as with management, in preparing for Committee meetings, regularly attends Committee meetings and frequently meets in executive session with the Committee without the presence of management. Future proxy statements will so state.

COMMENT:
Related Party Transactions, page 10

2. Please provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, the types of transactions covered, and the review standards applied by the audit committee. In addition, please include a statement of whether or not your policies for review, approval, or ratification of related person transactions are in writing and, if not, how such policies are evidenced. Refer to
Item 404 of Regulation S-K.

RESPONSE:

Currently the Company has not adopted a policy specifically directed at the review, approval or ratification of related party transactions required to be reported under Item 404(a). However, under the Unisys Code of Ethics and Business Conduct, all employees, officers and directors are required to avoid conflicts of interest. Employees (including officers) must review with, and obtain the approval of, their immediate supervisor and the Company's Corporate Ethics Office, any situation (without regard to dollar amount) that may involve a conflict of interest. Directors should raise possible conflicts of interest with the Chief Executive Officer or the General Counsel. The Code defines a conflict of interest as any relationship, arrangement, investment or situation in which loyalties are divided between Unisys interests and personal interests and specifically notes involvement (either personally or through a family member) in a business that is a competitor, supplier or customer of the Company as a particularly sensitive area that requires careful review. Future proxy statements will disclose these provisions of the Code of Ethics and Business Conduct and, if the Company adopts a specific policy directed at related party transactions, will disclose the policy's material features.

COMMENT:
Compensation Discussion and Analysis, page 27

3. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, you state on page 28 that "each element of compensation is reviewed individually and considered collectively with the other elements of the Company's compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and the overall compensation program." Yet as a general matter, your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. In order for investors to obtain a complete understanding of your compensation programs, revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

RESPONSE:

The Compensation Discussion and Analysis in the 2007 proxy statement listed the following objectives of the Company's compensation program: attract and retain executives; reward executives for achieving financial and strategic company goals; align executive and stockholder interests through equity-based plans; and provide a compensation package that recognizes both individual contributions as well as overall business results. The disclosure went on to say, "Given these objectives, the Company's executive compensation program is designed to provide a mix of fixed compensation and at-risk compensation that is heavily weighted towards variable compensation tied to the achievement of specific business objectives and corporate financial goals (both short-term and long-term), as well as to the attainment of the executive's individual performance objectives. To that end, the principal components of executive officer compensation are:

     *      base salary;
     * annual cash incentives tied to annual corporate and individual performance; and
     * long-term incentives in the form of restricted stock units, stock options and/or other stock-based awards designed to give the executive a continuing stake in the long-term success of the Company and to align the executive's interests with those of stockholders."

Unisys believes that each element of its executive compensation program is essential to meeting the program's overall objectives and that most of the compensation components simultaneously fulfill one or more of these objectives. Base salaries, which are the only fixed component of compensation, are used primarily to attract and retain executives responsible for the Company's long-term success. Annual cash incentive compensation is "at-risk" compensation designed both to reward executives for the achievement of short-term corporate and individual goals and to attract and retain executives. Long-term incentive compensation is intended to align executive and stockholder interests, to motivate and reward executives for long-term business success and to attract and retain executives responsible for this long-term success. Future proxy statements will make this clear.

Unisys has not adopted a formula to allocate total compensation among its various components. However, as disclosed in the 2007 proxy statement, total target compensation, as well as each element of total compensation, is intended to be generally consistent with the median for the benchmark companies. For 2006, base salaries and annual incentive targets were generally in line with the benchmark companies, and, because of the financial considerations set forth in the proxy statement, long-term incentive targets were below the benchmark levels. As a result, total target compensation was below competitive levels.
If the Company adjusts one or more elements of total compensation in order to make total compensation more competitive, this will be disclosed in future proxy statements.

The Company also incorporates flexibility into its compensation programs and the assessment process to respond to and adjust for the changing business environment and to emphasize, as needed, one or more of its compensation objectives. For example, in 2006, because the Company was in the midst of a multi-year turnaround, the focus of its compensation program was on retaining key executives and on motivating them to achieve turnaround objectives. Therefore the Company instituted the 2006 Turnaround Cash Incentive Program discussed in the 2007 proxy statement and, in making decisions on base salary increases, focused primarily on awarding increases that would bring base salaries generally in line with the median for the benchmark companies. To the extent that the Company makes similar assessments and decisions in subsequent years, these will be discussed in more detail in future proxy statements.

COMMENT:

4. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of Unisys' named executive officers compares to the companies against which Unisys benchmarks compensation. Yet your disclosure also indicates that you base compensation decisions on business strategy, internal consistency, individual and business performance, and company affordability. Revise the Compensation Discussion and Analysis to clearly indicate how the Committee considered these factors when approving particular pieces of each named executive officers' compensation package and why the Committee believes the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

RESPONSE:

As a general proposition, target compensation is intended to be consistent with the median for the benchmark companies. However, because benchmark data can vary from year to year and because the Compensation Committee also takes into consideration individual and corporate performance, business strategy, internal consistency and a subjective assessment of the relative complexity and strategic importance of the particular position held, any given executive can be compensated at, above or below the median benchmark levels. The principal factors considered in approving the components of 2006 compensation were as follows:

2006 Base Salary - Base salaries are initially determined by evaluating the responsibilities of the position held and the experience of the individual and comparing such salaries to the benchmark compensation data. As set forth in the response to Comment 2, base salaries are used primarily to attract and retain executives. In 2006, because the Company was in the midst of a multi-year turnaround, the focus of its compensation program was on retaining executives who were key to achieving turnaround objectives. Therefore, for 2006, increases in the salaries of the named officers were intended primarily to bring their base salaries generally in line with the median for the benchmark companies. Future proxy statements will provide similar discussion of the principal factors considered when making decisions as to base salary levels.

2006 Variable Annual Incentive Programs - As set forth above, annual cash incentive compensation is "at-risk" compensation designed both to reward executives for the achievement of short-term corporate and individual goals and to attract and retain executives. In 2006, the named officers participated in two short-term incentive plans, the Executive Variable Compensation Plan (the "EVC Plan") and the 2006 Turnaround Cash Incentive Plan (the "Turnaround Plan").

     EVC Plan - As stated in the proxy statement, no awards were made to the named officers under this plan for 2006 because of the limited amount of funds available and because the officers participated in the Turnaround Plan. However, the Turnaround Plan was a one-time plan, aimed only at 2006, and it has not been renewed. Therefore, for 2007, the EVC Plan is the Company's principal plan for awarding variable annual compensation. Unisys believes that the disclosure in the 2007 proxy statement already clearly indicates the factors upon which this element of compensation is based. EVC target awards are intended to be competitive in the market for which Unisys competes for talent and are therefore set at or around the median for comparable positions at the benchmark companies (except that Mr. McGrath's EVC target for 2006 was below the median for CEOs at the benchmark companies); the actual amount of funding available for payment to all plan participants depends on Company performance; and amounts actually paid to an individual from the available funding depend upon that individual's performance. Future proxy statements will continue to disclose the total amount of funding made available (as a percentage of total target awards) and, if awards are made to named officers, will discuss the principal factors considered when determining the amount of those awards.

     2006 Turnaround Cash Incentive Plan - This was a one-time plan aimed at retaining key employees during a turnaround situation and at incenting those employees to meet turnaround objectives, and it is not in place in 2007. Amounts paid under this plan depended on the extent to which either the Company (in the case of Mr. McGrath and Ms. Haugen) or the officer's business unit (in the case of the other named officers) met revenue, cost reduction and/or cash management objectives for 2006 and the extent to which the individual met individual goals and/or specific strategic operational goals. Target awards for this plan were not based on a formula. They were derived by considering the individual's base salary at the time the program was implemented, the individual's responsibility for strategic areas critical to the Company's turnaround and the relative degree of difficulty of the individual's particular performance objectives compared to the performance objectives of other plan participants. If the Company implements other new or one-time plans in the future, future proxy statements will provide a description of the factors the Committee considered in approving the plan and in determining potential compensation payable as well as amounts actually paid under the plan.

Long-Term Incentive Awards - As set forth in the 2007 proxy statement, the size of long-term incentive awards in 2006 was determined primarily by company affordability. Even though the Company intends for each element of executive compensation to be generally consistent with the median for the benchmark companies, the Company did not want to incur the additional compensation expense that would have been required to make long-term incentive grants at that level. Once the determination was made as to the total number of shares that were affordable, individual grants to each named officer were at approximately the same percentage of the median for that officer's comparable position at the benchmark companies. Future proxy statements will disclose the factors considered when awarding individual long-term incentive grants.

COMMENT:

5. Please identify the companies against which you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

The Company will identify the companies against which it benchmarks compensation in future proxy statements.

In 2006, the benchmark companies were the following:

Advanced Micro Devices      Hewlett-Packard           National Semiconductor
Agilent Technologies        IBM                       Nortel Networks
Apple Computer              Intel                     Seagate Technology
Applied Materials           Lenovo                    Sun Microsystems
Cisco Systems               Lexmark International     Texas Instruments
Dell                        Lucent Technologies       Xerox
EDS                         Microsoft Corporation     Unisys
EMC                         Motorola                  AIG
Altria Group                AT&T                      Bank of America
BellSouth                   Boeing                    Chevron
Cingular Wireless           Citigroup                 Colgate-Palmolive
DaimlerChrysler             Dow Chemical              DuPont
Eastman Kodak               ExxonMobil                Ford
General Electric            General Motors            Honeywell
Johnson & Johnson           Lockheed Martin           Merck
PepsiCo                     Pfizer                    Procter and Gamble
Qwest                       Siemens                   Sprint Nextel
Time Warner                 United Technologies       Verizon
Walt Disney                 Wells Fargo

COMMENT:

6. Please elaborate on the role of Mr. McGrath in Unisys' compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not Mr. McGrath makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. McGrath attends Compensation Committee meetings or meets with the consultants used by the committee.

RESPONSE:

Mr. McGrath provides recommendations with respect to the compensation of elected officers, excluding himself. In connection with these recommendations, Mr. McGrath consults with the Company's head of human resources and senior executive compensation staff and meets periodically with Towers Perrin to review the benchmark data. In addition, Mr. McGrath provides recommendations, based on the Company's operating and strategic plans, to the Compensation Committee related to the corporate performance measures used in the Company's executive variable compensation and long-term incentive plans, as well as the recommended threshold, target and maximum performance levels. In connection with these recommendations, Mr. McGrath consults with the Company's chief financial officer.

Although Mr. McGrath regularly attends Compensation Committee meetings, his compensation package is handled by the Committee in an executive session without Mr. McGrath's presence, using data, analysis and advice provided by Towers Perrin. The Compensation Committee also meets from time to time in executive session with Towers Perrin, but without the presence of Mr. McGrath or any other members of management, to consider, among other things, the compensation recommendations proposed by Mr. McGrath. Future proxy statements will so state.



COMMENT:
2006 Turnaround Cash Incentive Plan, page 29

7. Please provide additional analysis about how you determined the amount of compensation paid under the 2006 Turnaround Cash Incentive Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives.

RESPONSE:

Target awards for this plan were not based on a formula. They were derived by considering the individual's base salary at the time the program was implemented, the individual's responsibility for strategic areas critical to the Company's turnaround and the relative degree of difficulty of the individual's particular performance objectives compared to the performance objectives of other plan participants. As set forth in the response to Comment 4, this was a one-time plan aimed at retaining key employees during a turnaround situation and at incenting those employees to meet turnaround objectives. It is not in place in 2007. If the Company implements a similar plan in the future, future proxy statements will provide a description of the factors the Committee considered in approving the plan and in determining potential compensation payable as well as amounts actually paid under the plan.

COMMENT:

8. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

RESPONSE:

In general, incentive compensation that depends upon the achievement of corporate performance targets consists of (1) short-term cash incentives under the Company's Executive Variable Compensation Plan (the "EVC Plan") and (2) performance-based restricted stock units ("RSUs") under the Company's long-term incentive plan. As disclosed in the 2007 proxy statement, the amount of funding that is made available for payment to all participants under the EVC Plan depends primarily upon the degree to which the Company meets certain performance targets for the year; the degree to which performance-based RSUs vest is dependent upon the degree to which the Company meets certain performance targets for the relevant performance period. For 2006, corporate performance targets for both the EVC Plan and performance-based RSUs consisted of pre-tax profit and revenue targets. This will also be the case for 2007. Both the pre-tax profit and the revenue targets are based on the Company's Board-approved operating and strategic plans, which outlook the Company's anticipated results for the current year and subsequent periods, taking into account confidential, strategic plans and decisions with regard to investments, divestitures, shifts in business focus, cost reduction actions and the like.

In late 2005, the Company announced that it was implementing a multi-year plan to fundamentally reposition its business. The announced plan included focusing the Company's resources on high-growth market areas, enhancing sales and marketing programs, divesting non-strategic areas of the business, and reducing the Company's cost structure through headcount reductions and other actions. In light of the magnitude of the intended changes and the uncertainties with respect to timing and size of restructuring actions and divestitures, the Company's Board made the decision that the Company would not give earnings guidance in 2006. This was announced on the Company's January 2006 earnings call with financial analysts. The Company has continued this policy in 2007. In the Company's earnings call with financial analysts on January 24, 2007, Mr. McGrath stated, "As we continue the repositioning work, we will not be providing earnings guidance for 2007. We are in the middle of a multi-year transformation, and we are still retooling, retraining, restaffing, and investing in our growth programs. And we still have much work to do, particularly in the first half of 2007, in completing our headcount reductions and other cost-reduction activities." The Company is opposed to providing quantitative disclosures of the revenue and pre-tax profit performance objectives applicable to its incentive compensation programs. Providing this information would be the equivalent of providing guidance through the back door of disclosure about executive compensation, and the Unisys Board has made the determination that, in the current situation, providing these forecasts would be detrimental to the company.

Unisys will, however, make clear in its disclosures that the performance targets are keyed to the operating and strategic plans.
If, as was the case for 2006 and 2007 awards, the performance targets (that would result in 100% payout) are the same as the forecasted amounts in the operating and strategic plans, this will be disclosed. This would mean that the likelihood of achieving the targeted levels will be purely a function of the degree to which the Company is able to meet its forecasted results. The Company would therefore expect to make disclosure similar to that made in the 2007 proxy statement when discussing the difficulty/likelihood of achieving the targets: "For 2006, the Company's pre-tax profit performance was at target, and revenue was below threshold. ... Based on 2006 performance, the Company anticipates that pre-tax profit goals for the remaining performance periods are achievable at target and that the Company will need to over perform against its operating and strategic plans in order to achieve the revenue targets". The Company will also disclose the threshold and maximum performance levels as a percentage of the target amount in order to give investors a sense of the relative difficulty of achieving threshold and maximum levels. If, in the future, performance targets (that would result in 100% payout) are set either above or below the forecast in the operating and strategic plans, this will be disclosed also.

COMMENT:

9. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. McGrath's salary, the amount paid to him under the Turnaround Incentive Plan, and the time-based restricted stock award made on March 8, 2006. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

RESPONSE:

Unisys does not believe that there are material differences in compensation policies and decisions for its named executive officers. As the Commission set forth in Section II.B.1 of Release No. 33-8732A, "[w]here policies or decisions are materially similar, officers can be grouped together." In its 2007 proxy statement, the Company stated that, in making compensation decisions, it takes into consideration data reflecting compensation levels for persons holding comparable positions at the companies with which Unisys competes or could compete for executive talent. The disclosure went on to say that, in general, total target compensation, as well as each element of total compensation, is intended to be consistent with the median for the benchmark companies, but that, because long-term incentive targets were below benchmark levels (for the financial reasons cited in the proxy statement), total target compensation was below competitive levels. This was true for all named officers, including Mr. McGrath. While it is true that Mr. McGrath's compensation is higher than that of the other named officers, this is a function of the position he holds. His compensation is commensurate with the responsibilities of a chief executive officer, which tend to be significantly higher than the responsibilities of the other officers. Mr. McGrath's compensation relative to the median for CEOs at the benchmark companies is actually less competitive than that of the other named officers in relation to the comparable positions at the benchmark companies. If, in the future, the Company makes policies or decisions relating to a named executive officer that are materially different from those made for the other officers, the Company will discuss this on an individualized basis.

COMMENT:
Non-Qualified Deferred Compensation, page 41

10. Refer to the disclosure relating to earnings based upon the performance of one or more of the investment options available under the Unisys Savings Plan. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

RESPONSE:

The Company did consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting this disclosure, and believes that its disclosure is fully compliant with this paragraph. Paragraph (i)(3) requires a description of any material factors necessary to an understanding of the deferred compensation plan. As an example of a factor that may be material in a given case, subsection (ii) cites "The measures for calculating interest or other plan earnings (including whether such measure(s) are selected by the executive or the registrant and the frequency and manner in which selections may be changed), quantifying interest rates and other earnings measures applicable during the registrant's last fiscal year". In the proxy statement, Unisys made the following disclosure: "Amounts deferred are recorded in a memorandum account for each participant and are credited or debited with earnings or losses as if such amounts had been invested in one or more of the investment options available under the Unisys Savings Plan, as selected by the participant. Participants may change their investment options at any time." The Unisys Savings Plan gives participants the opportunity to invest contributions in one or more of approximately 70 professionally managed (by Fidelity Investments) funds. Given the number of possible investment vehicles, and the discretion given to participants to choose and change investment vehicles, it is neither practicable nor material to disclose interest rates or earnings measures. Future proxy statements will, however, disclose the number of investment options available under the Unisys Savings Plan and the fact that these funds are professionally managed.

COMMENT:
Change in Control Agreements, page 42

11. Please include a column that shows the aggregate value of benefits a named executive officer would receive upon the occurrence of each of the disclosed events.

RESPONSE:

In future proxy statements, the table will include a column showing the total of all benefits shown in the other columns.

COMMENT:
Compensation of Directors, page 44

12. Revise to include the assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in Unisys' financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

RESPONSE:

The Directors' Compensation Table in future proxy statements will include a footnote similar to the one contained in the Summary
Compensation Table that refers to a discussion of the assumptions made in the valuation of stock awards.


The Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION



Patricia A. Bradford
Senior Vice President, Worldwide Human Resources